

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 13, 2017

<u>**Via E-Mail**</u>

Brian T. Mangino, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
801 17th Street NW
Washington, DC 20006

> **Re: Kate Spade & Company**
> **Amended Schedule TO-T filed June 8, 2017, by Chelsea Merger Sub**
> **Inc. and Coach, Inc.**
> **SEC File No. 005-81486**

Dear Mr. Mangino:

We have reviewed your filings and have the following comments.

Offer to Purchase

<u>Source and Amount of Funds, page 20</u>

1.   We note your response to prior comment 3. Please revise your disclosure to quantify the interest rates applicable to the Credit Agreement.

Please direct any questions to me at (202) 551-3619.

> Sincerely,
>
> <u>/s/ Daniel F. Duchovny</u>
> Daniel F. Duchovny
> Special Counsel
> Office of Mergers and Acquisitions